Exhibit 8.1

List of Significant Subsidiaries and Consolidated Entities

Subsidiaries	Place of Incorporation
Shanghai Juxiang Investment Management Consulting Co., Ltd.	PRC
Baoyi Investment Consulting (Shanghai) Co., Ltd.	PRC
Jupai HongKong Investment Limited	Hong Kong
Shanghai Baoyixuan Investment Management Center (Limited Partnership)	PRC

Consolidated Entities	Place of Incorporation
Juzhou Asset Management (Shanghai) Co., Ltd.	PRC
Shanghai Yidezhen Investment Management Center (Limited Partnership)	PRC
Shanghai Jupai Yumao Fund Sales Co., Ltd.	PRC

*                 Other subsidiaries and consolidated entities of Jupai Holdings Limited have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary.